Via EDGAR and Federal Express

May 1, 2012

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexeo Solutions, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed April 10, 2012

File No. 333-179870

Ladies and Gentlemen:

Set forth below are the responses of Nexeo Solutions, LLC, a Delaware limited liability company (the “Issuer,” and together with its consolidated subsidiaries, including Nexeo Solutions Finance Corporation, a Delaware corporation, the “Company,” “we,” “us” or “our”), and Nexeo Solutions Finance Corporation (the “Co-Issuer,” and together with the Issuer, the “Issuers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2012, with respect to the Amendment No. 1 to the Company’s Registration Statement on Form S-4, File No. 333-179870, filed on April 10, 2012, as an amendment to the Company’s Registration Statement on Form S-4, File No. 333-179870 initially filed with the Commission on March 2, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Securities and Exchange Commission

May 1, 2012

China Joint Venture Acquisition, page 47

1.	We note your response to comment 13 in our letter dated March 30, 2012. We note from your response that if you (1) adopt a budget that sets (or amends an existing budget such that it sets) target net working capital below RMB 50 million ($7.9 million as of March 31, 2012) for 2012 or for 2013, (2) adopt a budget that sets (or amendment of an existing budget such that it sets) the maximum amount of annual capital expenditure below RMB 5 million ($0.8 million as of March 31, 2012) for 2012 or for 2013, or (3) adoption or amendment of the 2012 budget reducing target EBITDA below RMB 150 million ($23.7 million as of March 31, 2012) without consent of the BPC Shareholders, they will have the right to sell you the remainder of their joint venture interests. Please tell us whether you adopted a budget or amended the budget that would require you to purchase the additional interest from the shareholders of Beijing PlasChem as of December 31, 2011 or March 31, 2012.

Furthermore, you state that upon delivery of your 2013 audited financial statements of the joint venture, the BPC Shareholders will have the right to sell to the company any remaining interest in the joint venture held by the BPC Shareholders. We note that if the liquidation of Beijing PlasChem occurred and you previously purchased an additional 30% interest in the joint venture, the price of any transfer of the remaining interest would be based solely on certain EBITDA targets. It is unclear whether the Shareholders would be restricted from putting their 40% interest (had there been no previous transfers of interest in the joint venture) to you after delivery of your 2013 audited financial statements. Please clarify whether BPC Shareholders have an unrestricted right to put the shares to you.

Response:

The Issuers acknowledge the Staff’s comment. Please note that these provisions do not take effect until we have closed the acquisition of the 60% joint venture interest and the joint venture starts operations, which is currently not expected to occur until the second half of 2012. However, even if they were in effect now, we have not adopted a budget or amended the budget that would require us to purchase the additional interest from the shareholders of Beijing PlasChem as of December 31, 2011 or March 31, 2012 and we have no intention of doing so in future periods. The BPC Shareholders do have the ability to sell any remaining interest in the joint venture held by the BPC Shareholders upon delivery of the 2013 audited financial statements, however, there is no obligation to sell their interest and it is uncertain whether the BPC Shareholders will exercise that put right at all and in particular at the reduced price that would apply if the EBITDA targets are not met. While the Company is still in the process of evaluating the potential accounting consequences of the options upon such close, based on its preliminary review, the options are expected to be considered embedded within the noncontrolling interest (i.e. 40%) of the joint venture shares consistent with the definition of “Freestanding” provided in ASC 480-10-20. As a result, the noncontrolling interest will be considered redeemable (“Redeemable Noncontrolling Interest” or “NCI”) and the Company analyzed the NCI under ASC 480, Distinguishing Liabilities from Equity, to determine whether the NCI will be classified as a liability in the Company’s Consolidated Balance Sheet. Consistent with the guidance provided in ASC 480-10-25-7, because the NCI will be redeemed only upon the occurrence of a conditional event(s) (i.e., at the BPC Shareholders’ option and subject to certain exercise and closing conditions), the NCI will not meet the definition of a mandatorily redeemable instrument. Even if all conditions were fulfilled for the BPC Shareholder to exercise their put right, such NCI would only be conditional and not mandatorily redeemable as the put exercise itself, which creates the redemption obligation, is an event uncertain of occurrence and whose date of occurrence is not determinable. However, the Company also considered ASC 480-10-S99-3A, which requires that securities with redemption features that are not solely within the control of the issuer be classified outside of permanent equity in mezzanine (or temporary equity). As a result, upon closing of the acquisition, the Company expects to classify the NCI of the joint venture in mezzanine equity and measure it at its redemption price consistent with the guidance provided in ASC 480-10-S99-3A.

Securities and Exchange Commission

May 1, 2012

2.	We note your response to comment 14 in our letter dated March 30, 2012. You state that the financial statements of Beijing PlasChem were prepared under PRC GAAP, rather than U.S. GAAP, for the purposes of performing your test of significance pursuant to Rule 3-05 of Regulation S-X. Your response is currently being reviewed by our Division’s Chief Accountant’s Office and we may comment on this matter in the future.

Response:

Thank you for your consideration of our request. We are scheduled to discuss this matter on a telephone conference with the Division’s Chief Accountant’s Office at 2 PM Eastern on Wednesday May 2, 2012.

3.	Please tell us whether you consolidate your 60% interest in the joint venture or use equity method accounting. Please tell us and clarify in your filing when the joint venture started or will begin operations. Please tell us whether amounts related to your joint venture are included in your December 31, 2011 results. If so, please tell us whether amounts were recorded under U.S. GAAP.

Response:

The Issuers acknowledge the Staff’s comment. The formation of the joint venture requires a number of regulatory and other approvals and is expected to close in the second half of the calendar year of 2012. The joint venture will begin operations immediately following the closing of the joint venture acquisition. Please see pages 3, 47 and 65 of Amendment No. 2.

The Company will consolidate the joint venture as our 60% investment is providing us with a controlling financial interest pursuant to ASC 810-10-15-8. Because the joint venture acquisition has not yet closed and the joint venture has not begun operations, no amounts for the joint venture are included in our December 31, 2011 results. After closing of the joint venture acquisition, results of our joint venture will be recorded under U.S. GAAP.

4.	You state that preparing U.S. GAAP financial statements for your joint venture would require significant time, in part, because you would have to educate Beijing PlasChem resources, hire third-party advisors and obtain information required for U.S. GAAP. Please tell us how you plan to overcome these obstacles when reporting the results of the joint venture in future periods in your financial statements.

Response:

We are currently in the process of developing plans to address financial reporting requirements that will need to be in place once the Beijing PlasChem joint venture acquisition has closed. We have recently hired a chief financial officer in China that will be responsible for addressing financial reporting requirements under U.S. GAAP for the joint venture with the support of the corporate office controllership function. Our new Chinese chief financial officer has extensive experience in working with large U.S.-based companies in China and has a demonstrated track record of working with financial reporting systems for U.S.-based companies operating in China. We are also considering a number of other options, including:

Securities and Exchange Commission

May 1, 2012

•	The possiblitiy of engaging a local accounting firm with U.S. GAAP experience to assist in the conversion process;

•	The possibility of hiring additional personnel with accounting and financial reporting expertise in the joint venture; and/or

•	The possibility of shifting some of the joint venture accounting duties to our U.S.-based staff.

We expect that our plans to address key financial reporting requirements will be finalized well in advance of the closing date of the Beijing PlasChem joint venture.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity, page 66

5.	We note your revised disclosure on page 66 that $38.3 million of your $53.4 million in cash and cash equivalents is held by your foreign subsidiaries outside the United States. Please disclose whether you would need to accrue and pay taxes to repatriate the cash held by your foreign subsidiaries and whether or not you intend to repatriate these funds.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 66 of Amendment No. 2.

The capital structure of our foreign affiliates includes long-term intercompany advances or loans that are payable to the U.S. parent company, either directly or indirectly, that were generally incurred at the acquisition date and short-term cash advances made to our international affiliates. Short-term cash advances are generally settled on a current basis. Long-term intercompany advances and loans are amounts due that the company does not intend to be repaid until the subsidiary has excess cash flows sufficient to repay the amounts due without impairing the subsidiary’s working capital or upon sale or liquidation of the subsidiary. We believe that the cash and cash equivalents held by our foreign affiliates could be repatriated in the form of loan repayments or repayments of advances with little or no adverse tax consequences. As discussed on page F-56 of the Amendment No. 2, we currently have no plans to repatriate any undistributed earnings of our international affiliates.

Legal Proceedings, page 92

6.	We note your response to comment 27 in our letter dated March 30, 2012. Please disclose in your registration statement that these cases do not include requests for a specific dollar amount of damages in the applicable claims and that their assertions primarily relate to the claim that you are obligated to continue to cover employees under the underfunded union-affiliated multi-employer pension plan in which the employees participated as employees of the Distribution Business.

Securities and Exchange Commission

May 1, 2012

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 93 of Amendment No. 2.

Compensation Discussion and Analysis, page 101

7.	We note your responses to comments 33 and 34 in our letter dated March 30, 2012. While we note that you did not acquire the Ashland distribution business until March 31, 2011, it appears that you employed several of your executive officers before this date, including Messrs. Bradley, Chapman, and Farnell. Moreover, we note that you paid certain of your named executive officers compensation prior to the beginning of the Short Year (April 1, 2011-September 30, 2011), including consulting fees and an award of phantom units to Mr. Bradley. Please note that if the principal executive officer or principal financial officer served in that capacity during any part of a fiscal year with respect to which is information is required, information should be provided as to all of his compensation for the full fiscal year. Refer to Item 402(a)(4) of Regulation S-K. Accordingly, please remove references to the Short Year in this section and the Certain Relationships and Related Party Transactions section and provide executive compensation information for the full fiscal year.

Response:

The Issuers acknowledge the Staff’s comment and, pursuant to guidance obtained in a telephone conference with Jessica Kane on Friday, April 27, 2012, have revised the Compensation Discussion and Analysis and Certain Relationships and Related Party Transactions sections to remove references to the Short Year and present compensation information, including consulting fees for fiscal year 2011. Since filing the Registration Statement, the Issuers discovered a consulting fee payment made to Mr. Bradley was incorrectly coded as an expense reimbursement. After correcting the error, Mr. Bradley’s consulting fees totaled $135,417 during the fiscal year, rather than the $81,250 initially included in the Registration Statement. Please see pages 101, 102, 103, 104, 107, 108, 109, 110 and 117 of Amendment No. 2.

Base Salary, page 102

8.	Please disclose the factors considered in the compensation committee’s decision to adjust Mr. Smith’s base salary to $270,000 for 2012. Refer to Item 402(b)(2)(ix) of Regulation S-K.

Response:

The Issuers acknowledge the Staff’s comment. In response to the Staff’s comment 7 in its letter dated April 26, 2012, and a telephone conference with Jessica Kane on Friday, April 27, 2012, we have removed references to the Short Year in the Compensation Discussion and Analysis section and revised this section to present compensation for fiscal year 2011. As a result, Mr. M. Smith would no longer be considered a Named Executive Officer within the meaning of Item 402(a)(3) of Regulation S-K. As such, discussion of Mr. M. Smith’s compensation has been removed from the Registration Statement. Please see pages 102, 103, 104, 107, 108, 109 and 110 of Amendment No. 2.

Bonuses, page 102

9.

We note your response to comment 29 in our letter dated March 30, 2012. Please note that it is our view that compensation awarded under a non-equity incentive plan should be included in the summary compensation table for the year in which the specified performance criteria are

Securities and Exchange Commission

May 1, 2012

satisfied and the compensation is earned, regardless of whether payment is actually made in that year. It is also our view that satisfaction of the relevant performance condition (including an interim performance condition in a long term plan) is the event that is material to investors for Summary Compensation Table reporting purposes, notwithstanding the existence of conditions requiring continued service. Additional material features such as the requirement of continuous employment and payout date for bonuses can be discussed in the accompanying narrative. Please see Release No. 33-8732A at pages 62 and 63 for a discussion of disclosure of non-equity incentive plan compensation in the Summary Compensation Table. Therefore, please include the bonus payout related to fiscal year 2011 in the Summary Compensation Table for 2011.

Response:

The Issuers acknowledge the Staff’s comment and, pursuant to guidance obtained in a telephone conference with Jessica Kane on Friday, April 27, 2012, have revised the Summary Compensation Table to include bonus payouts related to fiscal year 2011. Please see pages 107 and 108 of Amendment No. 2.

10.	We note your response to comment 30 in our letter dated March 30, 2012. Please disclose in the registration statement the payout date for the discretionary bonuses.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 103 and 107 of Amendment No. 2.

11.	We note your response to comment 31 in our letter dated March 30, 2012. In footnote two to the Holdings Series B Unit Vesting Schedule on page 105, please disclose the applicable performance based metric upon which the performance-based units will vest and that the company did not met this performance target at the time of accelerated vesting in November 2011.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 105 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 116

12.	We note your response to comment 36 in our letter dated March 30, 2012; however, we partially reissue the comment. Please revise your disclosure regarding the quarterly tax distributions to or on behalf of your members to identify the specific related persons and the approximate dollar value of each related person’s interest in the transaction. Refer to Item 404(a)(1) and (a)(4) of Regulation S-K.

Securities and Exchange Commission

May 1, 2012

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement to include disclosure regarding tax distributions to, or on behalf of, TPG. Although we made quarterly tax distributions to other related persons as such term is defined in Instruction 1 to Item 404(a) of Regulation S-K, TPG is the only related person to whom, or on behalf of whom, distributions exceeding $120,000 were made. Please see page 117 of Amendment No. 2.

(Signature page follows)

Securities and Exchange Commission

May 1, 2012

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Sarah K. Morgan at Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

NEXEO SOLUTIONS, LLC

By:   /s/ Michael B. Farnell, Jr.

        Michael B. Farnell, Jr.

        Chief Legal Officer

Enclosures

cc:	Jessica Kane, Securities and Exchange Commission
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Sarah K. Morgan, Vinson & Elkins L.L.P.